Exhibit 21.01

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
LeapFrog Canada, Inc.	Canada

Leapfrog (H.K.) Limited	Hong Kong

Leap Frog Toys (UK) Limited	England and Wales

LF France, SAS	France

LF Macao Commercial Offshore Limited	Macau

LeapFrog International Research Company	Cayman Islands

LeapFrog Mexico S.A. de C.V.	Mexico